July 20, 2005

By Facsimile and U.S. Mail

Charles K. Ruck, Esq.
J. Scott Hodgkins, Esq.
Latham & Watkins LLP
650 Town Center Drive
Suite 2000
Costa Mesa, California 92626

	Re:	Harrah`s Operating Company, Inc.
		Schedule TO-I
		Filed July 14, 2005

Dear Messrs. Ruck and Hodgkins:

	We have the following comments on the above-referenced filing:

Offer to Purchase

Summary Term Sheet
Cautionary Note Regarding Forward-Looking Statements, page 7
1. On page 2 and page 6 you incorporate documents by reference into the offer to purchase, including documents to be filed in the future.
Schedule TO does not provide for incorporation by reference except as indicated in General Instruction F of Schedule TO. General Instruction F does not provide for forward incorporation. Rules 13e-
4(c)(3) and 13e-4(e)(3) require you to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the document to be consistent with the requirements of General
Instruction F of Schedule TO.

Section 1.  Introduction, page 9
2. In the fourth paragraph on this page, on page 13 and throughout your document, you refer to your ability to withdraw or terminate the offer. We note that the offer has no stated conditions other than the valid tender of securities, although, as discussed in our comment below, there appear to be additional conditions to the offer. Please note that the staff believes that if a bidder can terminate an offer for any reason, the offer is illusory. Please revise the conditions section to disclose all conditions to the offer and confirm for us that you do not intend to terminate the offer for any reason other than the terms expressed in the revised conditions section.

Section 5.  Price Range of Notes and Common Stock; Dividends, page
10
3. Provide the high and low bid quotations or sales prices for each quarter during the last two years. See Item 1002(c) of Regulation M-
A.

Section 7.  Acceptance of Notes for Payment, page 12
4. In the last paragraph of this section you reserve the right to transfer or assign the right to purchase tendered notes. Please be aware that any person or entity to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules.

Section 12.  Conditions of the Offer
5. You state that "there are no conditions of the offer except for the timely and proper delivery and tender of notes in accordance with the terms of this offer." However, it appears from page 13 that the offer may be conditioned on your ability "to comply, whole or in part, with any applicable law." Please revise the conditions section to disclose all conditions of the offer. In doing so, please clarify the condition to comply with applicable law "in whole or in part." Also, it is also unclear from page 17 whether the offer is conditioned on your ability to obtain financing. Please clarify.

Section 13.  Certain United States Federal Income Tax
Consequences,
page 17
6. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the statement that the discussion relates to "certain" tax consequences and the reference to the fact that the discussion does not address "other U.S. federal tax laws" in the second sentence of this section. Furthermore, because security holders are entitled to rely on your disclosure of the material federal tax consequences of the transaction, please revise the disclaimer on page 18 to avoid advising security holders that they "should" consult a tax advisor. We will not object if you revise this disclosure with language to recommend that consultation based on a security holder`s particular circumstances.
Exhibit (a)(5)(A) - Press Release
7. We note your reference to the safe harbor provisions for forward-looking statements and that these statements are "intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Charles K. Ruck
J. Scott Hodgkins
July 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE